UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

ABS LONG/SHORT STRATEGIES FUND

(Name of Subject Company (Issuer))

ABS LONG/SHORT STRATEGIES FUND

(Name of Filing Person(s) (Issuer))

Founders’ Shares

(Title of Class of Securities)

00385P 109

(CUSIP Number of Class of Securities)

Laurence K. Russian

ABS Investment Management LLC

2187 Atlantic Street, Suite 604

Stamford, Connecticut 06902

(203) 618-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

Copy to:

Philip B. Sineneng

Thompson Hine LLP

41 South High Street, Suite 1700

Columbus, Ohio 43215-6101

(614) 469-3217

February 2, 2026

(Date Tender Offer First Published,

Sent or Given to Security Holders)

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on February 2, 2026 by ABS Long/Short Strategies Fund (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase up to $64,414,599 of its Founders’ Shares (“Shares”) in the Fund on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on February 2, 2026.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.       Shareholders of Shares of the Fund (“Shareholders”) that desired to tender their Shares, or a portion thereof, for purchase were required to submit their tenders by 11:59 P.M., Eastern Time, on March 3, 2026.

2.       As of March 3, 2026, no Shares were tendered prior to the expiration of the Offer, and therefore, no Shares were accepted for purchase by the Fund in accordance with the terms of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

ABS Long/Short Strategies Fund

By:	/s/ Laurence K. Russian
	Name:	Laurence K. Russian
	Title:	President and Chief Executive Officer

July 31, 2026

EXHIBIT INDEX

EXHIBITS

FILING FEES.	Calculation of Filing Fee Tables.

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